                                  SCHEDULE 14A
                                 (RULE 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION


Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement (definitive proxy to be filed on or about
     May 21, 2002)
[ ]  Confidential, for Use of Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12

                          THE SPECTRANETICS CORPORATION
                 -----------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                                 STEVEN W. SWEET
       ------------------------------------------------------------------
       (Name of Person(s) Filing Proxy Statement if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11,

     1)     Title of each class of securities to which transaction applies:

     2)     Aggregate number of securities to which transaction applies:
     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
     4)     Proposed maximum aggregate value of transaction:
     5)     Total fee paid:

[ ]  Fee paid previously with preliminary materials

[ ] Check box if any part of the fee is offset as provided by Exchange act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     1)     Amount Previously Paid:
     2)     Form, Schedule or Registration Statement No.:
     3)     Filing Party:
     4)     Date Filed:

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

                                 STEVEN W. SWEET
                              4512 W. 125TH STREET
                                LEAWOOD, KS 66209

Dear Fellow Stockholder:

      Only in an extraordinary case should an individual stockholder launch a proxy contest to oust the Chairman of the Board of a public company. This is such a case. In fact, recent events make it even more compelling that I do so. As many of you now know, I launched this proxy contest several weeks ago believing that Spectranetics needed a change in its Board of Directors. My initial reasons are set forth below in sections discussing my nominees and why I oppose Emile Geisenheimer (the current Chairman of the Board and acting CEO) and John Schulte (who I believe is one of his strong supporters). I wanted to propose an alternative slate to let the stockholders decide whether or not they agreed with me--a simple up or down vote on Messrs. Geisenheimer and Schulte. On May 10, even before I had a chance to mail my proxy statement to you, we received more reasons for you to support my efforts.

      In a letter dated May 3, 2002, six executive officers of Spectranetics, including Joe Largey, CEO, and Paul Samek, CFO, stated their intention to support the candidates I am nominating in opposition to Messrs. Geisenheimer and Schulte. In one of the most amazing coincidences I have ever witnessed, five members of the Board of Directors (including Messrs. Geisenheimer and Schulte) met a week later and terminated Messrs. Largey and Samek and installed Mr. Geisenheimer as interim CEO. They are asking us to believe they terminated our CEO and CFO for reasons unrelated to this proxy contest. I believe their firing was direct retribution for supporting my candidates, and if I am right, these terminations put Spectranetics at considerable legal risk. Messrs. Largey and Samek have told me they were fired with no warning (Mr. Largey was in California on business and not even told in person of his termination), and the company was left without leadership--yes, I believe Mr. Geisenheimer at the helm constitutes no leadership.

      Under the circumstances, it is not surprising to me that on May 14, 2002 the remaining four executive officers advised that they were withdrawing their May 3 letter and remaining "neutral" with respect to this solicitation. Of course, Messrs. Largey and Samek remain staunch supporters of my efforts.

      In its press release announcing the firings of Messrs. Largey and Samek, the company said that one important reason they were fired is that they were "not committed to controlling selling, general, and administrative expenses." It failed to say that Mr. Largey voluntarily elected to waive the first six months of a 10.3 percent salary increase given him in March 2002 by the Compensation Committee of the Board for his performance in 2001. Doesn't this action itself demonstrate his commitment to controlling SG&A expenses, and doesn't it seem strange to you that a Compensation Committee would grant a large salary increase, as well as a generous bonus, to a CEO in March 2002 whose performance warranted termination in May 2002?

      The Board's egregious actions increase the importance of this proxy solicitation geometrically. We as stockholders must send a clear message that we want Messrs. Geisenheimer and Schulte removed from the Board (and replaced with my candidates) and Messrs. Largey and Samek reinstated to run Spectranetics. Your vote on the GREEN proxy card will deliver that message.

      Under the company's bylaws we stockholders cannot cause Messrs. Largey's and Samek's reinstatement. However, we can certainly pass a stockholders' resolution to demand that the Board reinstate them. I submit that the Board should be accountable to the stockholders of this company, and if this resolution passes, the Board should remove Mr. Geisenheimer as CEO and reinstate Messrs. Largey and Samek immediately. To ignore a strong, unambiguous mandate of the stockholders would be unconscionable.


      I am also asking you to vote in favor of some other changes to our bylaws. If passed, they will give us as stockholders more opportunity to influence how our company is run, and will prevent this Board from taking actions that would interfere with the proposals I am asking you to approve.

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

      IF YOU HAVE ALREADY VOTED ON THE PROXY CARD SUPPLIED TO YOU BY THE COMPANY'S BOARD OF DIRECTORS, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. You CANNOT use the company's white proxy card to vote for my slate of nominees or the other items referenced in this letter. Remember, your latest dated proxy determines your vote at the annual meeting.

WHO ARE MY NOMINEES, AND WHY DID I SELECT THEM?

      The nominees I am proposing to replace Messrs. Geisenheimer and Schulte have impressive backgrounds in accounting and health care, both areas that can directly benefit Spectranetics. Jack Allgood, CFO of Stonegate Capital Corporation, is a career CPA who served for 13 years as an officer and director of the Colorado accounting firm of Levine, Hughes, and Mithuen, Inc., heading up its income tax practice. His expertise in complex accounting and tax issues as well as mergers, acquisitions and business valuations will certainly be extremely beneficial to Spectranetics. Jack Newman, also a CPA, is Executive Vice President at Cerner Corporation, where he works on a daily basis with major healthcare providers throughout the country - an important market for Spectranetics. Moreover, Mr. Newman's prior experience as Partner-In-Charge of the National Health Care Strategy Practice for KPMG LLP will prove invaluable in helping Spectranetics analyze future business opportunities.

      Adding two independent Directors with strong accounting backgrounds will increase the Board's ability to ensure the accuracy and clarity of our company's financial reporting, a critical requirement in the post-Enron environment. Both candidates bring unquestioned integrity and a track record of success to the company. They will represent our interests as stockholders and add a much needed level of prestige and credibility to our Board. Their backgrounds speak for themselves, and I urge you to carefully read their bios in the enclosed Proxy Statement.

WHY AM I OPPOSING THE INCUMBENT DIRECTORS?

      Even before the outrageous terminations of our CEO and CFO, I believed that not only were there compelling reasons to vote in favor of the superior slate I am proposing, but also there were equally important reasons to unseat Mr. Geisenheimer, the venture capitalist who has been a director for 12 years, and who currently serves as Chairman of the Board and acting CEO. Consider the following:

      o Mr. Geisenheimer has been a Director since April 1990 and has served as Chairman of the Board since June 1996. Shortly after Spectranetics' IPO in January 1992, the stock climbed to more than $20.00 per share. However, the stock has languished for many years, and at the time of this writing is trading below $3. Long-term investors have undoubtedly been consistently disappointed in the performance of the company's stock under Mr. Geisenheimer's leadership.

      o Despite the disappointing performance of Spectranetics' stock, Mr. Geisenheimer has continually accepted large option grants under the company's option plans, and from my analysis of the information publicly available it appears he has also been awarded at least 150,000 options in return for "consulting services" rendered to the company. The company's proxy statement shows that, in total, Mr. Geisenheimer has 266,667 vested options, and together he and Mr. Schulte have a staggering 402,052 vested options (and an undisclosed number of unvested options). Under the company's 1997 Equity Participation Plan, merely by being reelected Messrs. Geisenheimer and Schulte would each stand to receive at least another 75,000 options, regardless of the performance of our company. To me, this plan is unusual, unfair, and inappropriate for a company this size. I think the dilution of stockholder value resulting from these excessive options is a significant negative to institutional and financially astute investors, and I believe it is seriously eroding the value of our investment. My nominees intend to vote to significantly reduce option grants to outside Directors of the company. In a footnote to the press release announcing the firing of Messrs. Largey and Samek, the company stated that "the Board has agreed that no stock options will be granted to non-employee directors until and unless a plan is submitted to, and approved by, stockholders of the Company." To this I say, "too little, too late." The damage is done, and I think you as stockholders will see through this feeble attempt by the Directors to win back your confidence.

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

      o In addition to the stock options referenced above and cash payments for board participation, the company's SEC filings show that Mr. Geisenheimer receives a six-figure retainer from the company each year for "consulting services" (historically in cash; last year, $75,000 in cash plus a grant of 50,000 options). While this arrangement may be legitimate, the company has refused my written request for a copy of this consulting agreement, and I can find no record of the agreement having been filed with the SEC, as I believe it should have been. The company has also offered little in the way of explanation of the consulting services provided by Mr. Geisenheimer. Under the circumstances, I believe the following question is warranted: What continuing consulting service does a Colorado Springs medical device company need from a New York based venture capitalist? It's interesting that in its May 10 press release the company says that Mr. Geisenheimer will serve as acting CEO for no "additional" compensation, but I have to assume he's still getting all amounts outlined above.

      Most of my comments above have been directed toward Mr. Geisenheimer because he has most directly controlled the company as its Chairman, and I believe he has hand-picked Mr. Schulte and four other Board members. I am also opposing Mr. Schulte's election because he voted in favor of the terminations of Messrs. Largey and Samek. Moreover, Mr. Schulte was recruited to the Board by Mr. Geisenheimer, and has supported the excessive stock option plan referenced above, as well as Mr. Geisenheimer's lucrative "consulting" arrangement. Mr. Schulte has 135,385 vested options to buy the company's stock, and according to public records has not purchased a single share. His reelection at the upcoming annual meeting would have entitled him to 75,000 more options but for the Board's transparent action on May 10. I believe that such risk-free handouts to Directors are not in Spectranetics' best interests and must be curbed. With your support, they can!

WHAT WILL HAPPEN NEXT, AND WHAT CAN YOU DO?


      In light of the outrageous terminations of Messrs. Largey and Samek, the lawsuits against them, and the Board's attempts to delay your vote at the Annual Meeting, I believe that Mr. Geisenheimer and the current Board are taking every action possible to make my efforts and those of my supporters as difficult and expensive as possible. In doing so, they are spending (and in my opinion wasting) our company's money. I will do everything in my power to see that you ultimately have a chance to express your outrage, via your vote, at the very troubling matters described above. I will not be able to spend money as liberally as they will spend yours, so please monitor my web site WWW.SWEETPROXY.COM to stay abreast of what is happening.


      Our proxy cards have been delayed due to the events of May 10, but you have them now. Please vote in favor of each item and return the card TODAY. They must be received by June 3rd to be tabulated for the all-important June 4th stockholders' meeting.

      AGAIN, IF YOU HAVE ALREADY VOTED ON THE PROXY CARD SUPPLIED TO YOU BY THE COMPANY'S BOARD OF DIRECTORS, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. You CANNOT use the company's white proxy card to vote for my slate of nominees or the other items referenced in this letter. Remember, your latest dated proxy determines your vote at the annual meeting.

      If you own your shares in the name of a brokerage firm, bank nominee, or other institution, only they can vote your shares. Your execution and mailing of the enclosed GREEN proxy card will direct them to vote your shares for the alternate slate I am proposing. YOUR BROKER CANNOT VOTE YOUR SHARES UNLESS HE OR SHE RECEIVES YOUR INSTRUCTIONS IN THIS MANNER.

      If you vote in favor of the candidates I have nominated, vote to instruct the remaining Directors to reinstate Messrs. Largey and Samek, and approve the other actions I am proposing, we can return the company and its very capable management to the important job of delivering much needed medical technology to the public and increased value to us. I believe the future of Spectranetics is at stake, because Mr. Geisenheimer's recent actions will surely have a chilling effect on any qualified candidate's desire to come and lead this company. I need your vote. Any questions you may want to direct to me can be sent via e-mail to ssweet@sweetproxy.com or via regular mail to the address shown on this letter. Please vote the enclosed GREEN proxy card in favor of the slate I have proposed by

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

signing, dating and mailing the card in the postage paid envelope today. Every vote does count, and time is very, very short.

                                                   Sincerely,


                                                   Steven W. Sweet

P.S. By way of full disclosure, I am a 52 year old stockholder who operates a family-owned retail store. I am a former partner of a national accounting firm (Peat, Marwick). I have been a stockholder of Spectranetics for about a year and a half and now own 176,000 shares.

      My sister, Sharon Sweet, is Vice President, Corporate Relations of Spectranetics. She has been placed on a paid leave of absence by the company until this matter is resolved. Since she serves at the pleasure of the Board, my action, if unsuccessful, may constitute a CLM ("career limiting move") for her. Because of that, I told her many times that if she asked me to back off, I would. She never did - I admire her optimism and courage, and that of Messrs. Largey and Samek.

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

                                 PROXY STATEMENT
                                       OF
                                 STEVEN W. SWEET

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                          THE SPECTRANETICS CORPORATION
                           TO BE HELD ON JUNE 4, 2002

      This Proxy Statement and the accompanying GREEN proxy card are being furnished to the holders of Common Stock, par value $0.001 per share, of The Spectranetics Corporation in connection with the solicitation of proxies by Steven W. Sweet for use at the 2002 Annual Meeting of Stockholders of Spectranetics. Spectranetics has stated that the 2002 Annual Meeting of Stockholders will be held on June 4, 2002, at 9:00 a.m. MDT at the Sheraton Colorado Springs Hotel, 2886 South Circle Drive, Colorado Springs, Colorado. The date of this Proxy Statement is May __, 2002. This Proxy Statement and the accompanying GREEN proxy card are being sent to all of the stockholders of Spectranetics on or about May __, 2002.

      In opposition to the Board of Directors, Mr. Sweet is seeking to solicit the proxy of each Spectranetics stockholder to be used as follows:


      (1) to vote FOR the election of John W. (Jack) Allgood and Jack A. Newman, Jr., as Directors of Spectranetics for three-year terms, each ending at the 2005 Annual Meeting;

      (2) to vote FOR ratification of KPMG LLP as Spectranetics' independent auditors;

      (3) to vote FOR an amendment to Spectranetics' 1997 Equity Participation Plan to provide that the maximum number of shares which may be subject to awards granted to any individual in any calendar year will not exceed 1,500,000;

      (4) to vote FOR an advisory recommendation to the Board of Directors to remove Emile Geisenheimer as Chief Executive Officer, and to rehire Joseph Largey as Chief Executive Officer and Paul Samek as Chief Financial Officer of the company;

      (5) to vote FOR a proposed amendment to Spectranetics' bylaws providing that special meetings of the stockholders may be called by any individual or group that owns at least 10 percent of the outstanding common stock of the company;

      (6) to vote FOR the repeal of any amendments to the bylaws that are adopted by the Board of Directors at any time on or after April 26, 2002, and before the company's 2002 Annual Meeting of Stockholders;

      (7) to vote FOR a proposed amendment to Spectranetics bylaws providing that until the company's 2003 Annual Meeting the bylaws may only be amended by the stockholders or by a three-fourths majority of the Board of Directors; and

      (8) to vote in Mr. Sweet's discretion on any other matters as may properly come before the meeting or any adjournments.


      Mr. Sweet is not aware of any other matters to be decided at the Annual Meeting. For information regarding Spectranetics' independent auditors, as well as the 1997 Equity Participation Plan and the proposed amendment to the plan, please refer to the proxy materials sent to you by the Board of Directors of Spectranetics, which were filed with the Securities and Exchange Commission
(SEC) on April 26, 2002, and are available at www.sec.gov.

      According to the Board's proxy statement the Board has fixed the close of business on April 8, 2002 as the record date for determination of stockholders entitled to vote at the Annual Meeting and any adjournments. The Board's proxy statement reports that there were 23,799,865 shares of common stock of Spectranetics outstanding as of the record date. Each share of common stock is entitled to one vote.

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

      Please vote for the election of Mr. Allgood and Mr. Newman to the Board of Directors of Spectranetics, the adoption of an advisory recommendation to the Board of Directors to remove Emile Geisenheimer as Chief Executive Officer and to rehire Mr. Largey as Chief Executive Officer and Mr. Samek as Chief Financial Officer, the adoption of the amendments Mr. Sweet is proposing to the company's bylaws, the ratification of KPMG as the company's independent auditors, and the adoption of the amendment the company is proposing to the 1997 Equity Participation Plan, by signing, dating, and mailing the enclosed GREEN proxy card in the postage-paid envelope provided. Shares represented by a valid unrevoked GREEN proxy card will be voted as specified. If no specification is made, shares represented by a GREEN proxy card will be voted "FOR" each of the proposals listed above, and will be voted in Mr. Sweet's discretion on any other matters that may properly come before the Annual Meeting. Proxies may be revoked at any time before they are voted at the Annual Meeting by a written revocation delivered to Mr. Sweet at 4512 W. 125th Street, Leawood, Kansas 66209, or to the Secretary of Spectranetics at its corporate office, 96 Talamine Court, Colorado Springs, Colorado 80907. A later dated proxy automatically revokes an earlier dated one. You may also revoke any proxy given by attending the Annual Meeting and voting your shares in person.

YOUR VOTE IS IMPORTANT AND TIME IS SHORT. PLEASE SIGN, DATE AND MAIL YOUR GREEN PROXY CARD TODAY.

                             ABOUT THIS SOLICITATION

      This solicitation is being made by Steven W. Sweet and not on behalf of the Board of Directors of Spectranetics. Mr. Sweet is an owner of and operates the Fireplace and Bar-B-Q Center, a private, family-owned business in Overland Park, Kansas. He is the beneficial owner, as defined in SEC rules, of 186,000 shares of Spectranetics common stock. He owns 176,000 shares directly, and is the beneficial owner of 10,000 shares held in his mother's revocable trust, the Helen D. Sweet 1993 Living Trust, of which he is co-trustee. He is not a party to any contract, arrangement or understanding with respect to his shares of Spectranetics common stock, except for normal contractual relations relating to the brokerage accounts in which he holds his shares. Mr. Sweet's transactions in Spectranetics common stock over the past two years are set forth in Annex A. He is not currently and has never been employed by Spectranetics, does not have any agreements relating to future employment or transactions with Spectranetics, and he does not have an interest in the matters to be voted upon at the Annual Meeting except as an owner of Spectranetics common stock. Mr. Sweet's sister, Sharon Sweet, serves as Vice President, Corporate Relations of Spectranetics. Mr. Sweet has not been convicted in any criminal proceeding in the past 10 years.

      No employee of Mr. Sweet's business is participating in this solicitation. He is undertaking this solicitation in his own personal capacity and is financing the solicitation with his own personal funds. In connection with this solicitation, Mr. Sweet, his nominees, and Joseph A. Largey, Paul C. Samek, and Lawrence R. McKinley may solicit proxies by mail, courier service, advertisement, telephone, telecopier or other electronic means, and in person. Mr. Sweet and the other participants named above may also request banks, brokerage firms, and other custodians, nominees and fiduciaries to forward all of the solicitation materials to the beneficial owners of the shares of common stock they hold of record, and will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers. No participant in this solicitation will receive any compensation for such solicitations.

      Mr. Sweet has retained Georgeson Shareholder Communications, Inc., to assist in the printing and distribution of solicitation material to stockholders. Georgeson will be paid a fee of $12,500 plus reimbursement of certain expenses. Mr. Sweet does not currently intend to engage any proxy soliciting organizations, but Georgeson has agreed to provide such services, if required, for an additional fee of approximately $30,000 to $40,000.

      Costs related to this solicitation will include Georgeson's fee, attorneys' fees, and printing and mailing costs, and will be borne exclusively by Mr. Sweet. In connection with his soliciting activities, Mr. Sweet has spent approximately $98,500 as of the date of mailing of this Proxy Statement, and expects to incur a total of $110,000 in expenses. If Mr. Allgood and Mr. Newman are elected to the Board of Directors of Spectranetics, they intend to submit to the Board a resolution authorizing Spectranetics to reimburse Mr. Sweet for his expenses in connection with this solicitation. Such proposed reimbursement will not be submitted to a vote of Spectranetics' stockholders.

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

      By means of a letter to Mr. Sweet dated May 3, 2002, the following two persons, who were executive officers of Spectranetics at the time of the letter, expressed support for Mr. Sweet's proxy solicitation, and may be deemed to be a participant in this solicitation under SEC rules:

      Mr. Joseph A. Largey - Director, and former President and Chief Executive Officer of Spectranetics (terminated on May 10, 2002), Camelback, Building #3645, Centennial Avenue, Unit 125, Colorado Springs, Colorado, 80907.

      Mr. Paul C. Samek - Former Chief Financial Officer and Vice President, Finance of Spectranetics (terminated on May 10, 2002); 235 Stonebeck Lane, Colorado Springs, Colorado, 80906.

      Four other executive officers of Spectranetics joined Messrs. Largey and Samek in their letter of support. On May 14, 2002, these other executive officers withdrew their letter of May 3, 2002, and informed Mr. Sweet that they intend to remain "neutral" with respect to his solicitation. As a result, Mr. Sweet does not expect the other executive officers to undertake any activities in support of this solicitation.

      Information regarding the compensation of Messrs. Largey and Samek as executive officers of Spectranetics can be found in the company's proxy statement on file with the SEC, and information regarding beneficial ownership of and transactions in Spectranetics common stock by these individuals is included on page __ and in Annex A. Each of them holds options to purchase the company's common stock, as disclosed on page __, and the terms of those options are set forth in option agreements filed as exhibits, or in substantially the form filed as exhibits, to the company's Registration Statement on Form S-8, filed June 17, 1998.


      On May 10, 2002, the Board informed Messrs. Largey and Samek that their employment with the company was terminated for cause, and elected Mr. Geisenheimer as acting Chief Executive Officer of the company. That afternoon the company issued a press release announcing the terminations. Messrs. Largey and Samek have issued a letter of response to that press release, which has been filed with the SEC and is available at www.sweetproxy.com. Also on May 10, the company and Mr. Geisenheimer filed an action in the Delaware Court of Chancery naming Messrs. Largey and Samek as defendants and seeking a declaratory judgment that the purported terminations were in accordance with Delaware law. Messrs. Largey and Samek intend to vigorously defend this action, and to file various claims against the company. Due to these actions, the status of stock options held by Messrs. Largey and Samek is uncertain, as is the status of severance payments due each of them under offer letters providing for severance payments if they are terminated without cause. Therefore they may each have significant financial stakes in the outcome of the litigation described above, as well as in the outcome of this solicitation. Messrs. Largey and Samek have not been convicted in any criminal proceeding in the past 10 years.


      Mr. Larry McKinley, Senior Vice President and Financial Consultant at RBC Dain Rauscher Inc., 1011 Walnut Street, Suite 200, Boulder, Colorado, 80302, may also be considered to be a participant in this solicitation. Mr. McKinley is the beneficial owner of 144,440 shares of Spectranetics common stock, 88,000 of which he holds jointly with his wife Margaret McKinley, and 440 of which are held by his daughter Megan McKinley and which Mr. McKinley controls on her behalf. His transactions in Spectranetics common stock during the past two years are included in Annex A. He has no material interest in the matters subject to this solicitation except in his capacity as a stockholder of the company. The company maintains a cash account, to which the company has never deposited any funds, at Mr. McKinley's offices. Any soliciting activity undertaken by Mr. McKinley will be done in his personal capacity as a Spectranetics stockholder, and will not be made on behalf of RBC Dain Rauscher Inc. There are no pending legal proceedings in which Mr. McKinley is a party or has an interest adverse to Spectranetics, he is not a party to any contract, arrangement or understanding with respect to securities of Spectranetics, and he does not have any agreements relating to future employment or transactions with the company. Mr. McKinley has not been convicted in any criminal proceeding in the past 10 years.

      Under the SEC's definition of "participant," Sharon Sweet, the current Vice President, Corporate Relations of Spectranetics, which has a business address of 96 Talamine Court, Colorado Springs, Colorado, 80907, may also be considered to be a participant in this solicitation. Ms. Sweet did not take the initiative to launch this proxy contest or to organize the group that is currently supporting Mr. Sweet's solicitation. Furthermore, she does not intend to solicit proxies on Mr. Sweet's behalf, and she has expressed her desire to Mr. Sweet that she not be involved in his solicitation in any way. Thus Mr. Sweet believes that Sharon Sweet is not a participant in this

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

solicitation. However, in the interest of full disclosure, he has elected to include certain disclosure relating to Ms. Sweet that is required by SEC rules to be made for all participants in a proxy solicitation.

      Ms. Sweet has no material interest in the matters subject to this solicitation except in her capacity as a stockholder of the company. There are no pending legal proceedings in which Ms. Sweet is a party or has an interest adverse to Spectranetics, and except for employee stock options she holds, the terms of which are set forth in option agreements filed as exhibits, or in substantially the form filed as exhibits, to the Form S-8 filed June 17, 1998, she is not a party to any contract, arrangement or understanding with respect to securities of Spectranetics. Although Ms. Sweet is currently an employee of the company and is on paid administrative leave pending the resolution of this proxy contest, she does not have any agreements relating to future employment or transactions with the company. Ms. Sweet currently owns 15,015 shares of the company's common stock, 10,000 of which she holds as tenants in common with her husband, Bruce B. Donnelly. Ms. Sweet is also deemed to be the beneficial owner of 33,706 shares underlying options that are exercisable within the next 60 days.


                           PROPOSAL TO ELECT DIRECTORS
                           ---------------------------

                             (Item 1. on Proxy Card)


      The Board of Directors of Spectranetics currently consists of seven directors separated into three classes. Each Director serves for a term of three years and until his successor is duly elected and qualified, subject to his or her prior death, resignation, retirement, disqualification, or removal from office. Two Directors will be elected at the 2002 Annual Meeting.

                              ABOUT THESE NOMINEES

      At the Annual Meeting, Mr. Sweet will nominate John W. (Jack) Allgood and Jack A. Newman, Jr., to be elected as Directors of Spectranetics. Mr. Allgood and Mr. Newman have consented to serve as Directors if elected, and are unaware of any reason that they would be disqualified or unable or unwilling to serve if elected. In the event that either of Mr. Allgood or Mr. Newman should be unable to serve upon his election, proxies may be voted for another person nominated by Mr. Sweet to fill the vacancy. Each of the nominees intends to discharge his duties as a Director in compliance with applicable legal requirements, including the general fiduciary obligations imposed upon directors of a corporation. Neither Mr. Allgood nor Mr. Newman has any interest in the matters to be voted on at the Annual Meeting, except insofar as they would benefit by their election as Directors.


      JOHN W. ("JACK") ALLGOOD, 52, is a resident of Englewood, Colorado and has been employed for the past 28 years as a Certified Public Accountant. He is currently the Chief Financial Officer of Stonegate Capital Corporation, a real estate investment and residential real estate construction and management company, and from May 2001 to December 2001, he was the Chief Financial Officer of Integrated Asset Services, Inc., an asset management and real estate valuation services company. Prior to that, Mr. Allgood was an officer and director at the Colorado accounting firm Levine, Hughes and Mithuen, Inc. (LH&M). In addition to leading the tax services group at LH&M, Mr. Allgood worked in the areas of mergers and acquisitions, business valuations, management consulting services, financial statement engagements, and litigation support. Mr. Allgood practiced with three accounting firms prior to LH&M, including Price Waterhouse and his own firm of Allgood & Company, which merged with LH&M in 1988. Mr. Allgood is currently a member of the Advisory Board of Accounting, University of Northern Colorado. He is a former Chairman of the Tax Management Committee, North American Region, of Summit International Associates, Inc. (now Baker Tilly International), which provides worldwide expertise in management consulting, accounting, taxation, business valuation, and other related professional services. He is a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants (CSCPA). At the CSCPA he has served on the Board of Directors, as chairman of the Continuing Professional Education Board, and as chairman of the Continuing Professional Education Curriculum Committee. A frequent speaker on income tax and public accounting subjects, he has also served as an instructor for the MBA program at Regis Community College.


      JACK A. NEWMAN, JR., 54, of Leawood, Kansas, has been an executive with Cerner Corporation since 1996. Cerner is a publicly held company that supplies clinical and management information and knowledge systems to

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

healthcare organizations worldwide. In his current role as Executive Vice President, Mr. Newman establishes innovative arrangements between Cerner and large, progressive, integrated healthcare organizations in the United States and Canada. Prior to joining Cerner, Mr. Newman served as Partner-in-Charge of the National Health Care Strategy Practice for KPMG Peat Marwick LLP. He provided consulting services to hundreds of healthcare clients in his 22-year tenure at Peat, Marwick. He holds a master's degree in public administration with a concentration in health care administration, and is a Certified Public Accountant. Mr. Newman also serves as a faculty member for the American College of Healthcare Executives, the American Hospital Association, the Health Information Management Systems Society and the Medical Group Management Association. Mr. Newman is a national speaker on the role information and knowledge systems are playing, and will increasingly play, in transforming health care.

      Neither Mr. Allgood nor Mr. Newman holds any position with Spectranetics or any of its affiliates, and neither is related by blood, marriage or adoption to any Director, executive officer or nominee for Director of the company. There are no pending legal proceedings in which either nominee or any of their associates is a party adverse to Spectranetics, or in which either nominee has an interest adverse to Spectranetics.

      Neither Mr. Allgood nor Mr. Newman is a party to any contract, arrangement or understanding with respect to securities of Spectranetics, and neither has any agreements relating to future employment or transactions with Spectranetics. Neither of the nominees has been convicted in any criminal proceeding in the past 10 years.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The table on the following page, which except for information regarding Messrs. Allgood, Newman, Largey, and Samek is based on information contained in the proxy statement filed by the Board of Directors of Spectranetics, sets forth certain information as to the number of shares of Spectranetics' common stock beneficially owned as of March 31, 2002 (except for Messrs. Largey and Samek) by
(i) all persons known to Mr. Sweet to be the beneficial owner of more than 5% of Spectranetics' issued and outstanding common stock; (ii) each current Director and each nominee (including the nominees named on the enclosed proxy card) for Director of Spectranetics; (iii) each "named executive officer" of the company as defined in SEC regulations; and (iv) all of Spectranetics' current executive officers and Directors as a group. Information for Messrs. Largey and Samek is as of May 3, 2002.

      Under the SEC's definition of "beneficial ownership," all securities over which a person has voting or investment power are deemed to be beneficially owned by that person, as are securities issuable to such person within 60 days. Shares issuable within 60 days are deemed outstanding for computing the ownership percentage of the person to whom the shares are issuable, but are not treated as outstanding for computing the ownership percentage of any other person. The figures below are based on a total of 23,799,865 shares of common stock currently issued and outstanding.

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002


                                                                                           PERCENT
                    NAME OF              NUMBER OF SHARES        SHARES ACQUIRABLE      BENEFICIALLY
               BENEFICIAL OWNER           CURRENTLY OWNED          WITHIN 60 DAYS           OWNED
               ----------------           ---------------          --------------           -----
DIRECTORS AND NAMED EXECUTIVES
Joseph A. Largey1                              34,500                 948,069                3.9%
Cornelius C. Bond, Jr.                        117,684                 165,201                1.2%
Emile J. Geisenheimer                          20,364                 266,667                1.2%
R. John Fletcher                                    -                       -                  *
Joseph M. Ruggio, M.D.                          3,500                 142,052                  *
John G. Schulte                                     -                 135,385                  *
Marvin L. Woodall2                              4,000                       -                  *
Lawrence E. Martel, Jr.                        18,135                 278,804                1.2%
Christopher Reiser, Ph.D.                     151,629                 141,050                1.2%
Bruce E. Ross                                  75,754                 224,456                1.2%
Paul C. Samek3                                 15,000                 164,424                *
All officers and directors as a group         450,384               2,805,111               12.2%
     (13 people)
NOMINEES FOR DIRECTOR
Jack W. Allgood                                     -                       -                  -
Jack A. Newman, Jr.                                 -                       -                  -

* - Indicates less than 1%.

(1) - In a letter dated May 3, 2002, which was signed by Mr. Largey and filed with the preliminary proxy statement filed by Mr. Sweet on May 8, 2002, Mr. Largey indicated that he owns 47,500 shares. This figure did not reflect the gift of 11,500 shares that Mr. Largey made to his sons in 2001. Mr. Largey also believes he inadvertently overstated his share holdings by 1,500 shares in the May 3 letter. Because records relating to Mr. Largey's stock transactions are in the company's control, Mr. Largey can not presently verify whether he owns those shares.

      Mr. Largey is a Director of the company and has served as its President and Chief Executive Officer since March 1997. The Board of Directors of the company terminated Mr. Largey, purportedly with cause, as an officer and employee of the company on May 10, 2002, effective immediately. Mr. Largey believes that such termination was wrongful and intends to pursue all remedies available to him with respect to such termination. It is unclear at this time what effect such termination may have on Mr. Largey's vested and unvested stock options, and any change in the number of options held by Mr. Largey could change the number of shares acquirable by Mr. Largey within 60 days.

(2) - Mr. Woodall resigned from the Board of Directors on May 9, 2002. At a meeting of the Board of Directors held on May 10, 2002, the Board appointed James A. Lent to replace Mr. Woodall. Mr. Sweet does not have access to information about Mr. Lent's beneficial ownership of Spectranetics common stock.

(3) - Mr. Samek has served as the Vice President, Finance and the Chief Financial Officer of the company since December 1999. The Board of Directors of the company terminated Mr. Samek, purportedly with cause, as an officer and employee of the Issuer on May 10, 2002, effective immediately. Mr. Samek believes that such termination was wrongful and intends to pursue all remedies available to him with respect to such termination. It is unclear at this time what effect such termination may have on Mr. Samek's vested and unvested stock options, and any change in the number of options held by Mr. Samek could change the number of shares acquirable by Mr. Samek within 60 days.

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002


MR. SWEET ENCOURAGES ALL STOCKHOLDERS TO VOTE "FOR" EACH OF HIS NOMINEES AS DESCRIBED IN THIS PROPOSAL.

     PROPOSAL TO ADOPT AN ADVISORY RECOMMENDATION TO THE BOARD OF DIRECTORS
           TO REMOVE EMILE GEISENHEIMER AS CHIEF EXECUTIVE OFFICER AND
               TO REHIRE JOSEPH LARGEY AS CHIEF EXECUTIVE OFFICER
                    AND PAUL SAMEK AS CHIEF FINANCIAL OFFICER
                    -----------------------------------------


                             (Item 4. on Proxy Card)

      On May 3, 2002, Joseph Largey, Spectranetics' Chief Executive Officer, and Paul Samek, Spectranetics' Chief Financial Officer, along with four other executive officers of Spectranetics, issued a letter supporting the election of Jack Allgood and Jack Newman to the Board of Directors in place of incumbents Emile Geisenheimer and John Schulte. On May 10, 2002, five members of the Board of Directors, including Messrs. Geisenheimer and Schulte, fired Messrs. Largey and Samek and installed Mr. Geisenheimer as Chief Executive Officer. On May 14, the four executives who remained employed with the company withdrew their letter of May 3, 2002.

      Messrs. Sweet, Largey and Samek believe that Messrs. Largey and Samek were terminated because of their support for the candidacy of Jack Allgood and Jack Newman to the Board of Directors. Mr. Sweet believes that Messrs. Largey and Samek have each performed exceptionally as executive officers of the company and that Spectranetics' overall financial condition and prospects have improved greatly during their tenure. While the current Board alleges that "Largey and Samek were not committed to controlling, selling, general and administrative expenses," the fact is that in 2001, selling, general and administrative expenses decreased by over $3.5 million as compared to 2000.

      Mr. Sweet believes that the Board's rationale is purely a pretext for the Board's retaliatory terminations of Messrs. Largey and Samek in the face of their support of Mr. Sweet's slate. His opinion is that in light of outstanding performance improvements achieved by Messrs. Largey and Samek, the Board's actions were completely unjustified and run counter to fundamental principles of good corporate governance. He also believes that Mr. Geisenheimer, whose attention must necessarily be distracted by his duties as President of an investment fund in New York City, cannot be as effective a leader as Mr. Largey.

      Accordingly, Mr. Sweet is proposing that an advisory recommendation be made by the stockholders to the company's Board of Directors as follows:

      We hereby advise and recommend that Emile Geisenheimer be removed as Chief Executive Officer of the company, and that Joseph Largey be rehired as Chief Executive Officer, and Paul Samek be rehired as Chief Financial Officer, effective immediately.


MR. SWEET ENCOURAGES ALL STOCKHOLDERS TO VOTE "FOR" ADOPTION OF THE ADVISORY STATEMENT DESCRIBED IN THIS PROPOSAL.

          PROPOSAL TO AMEND THE BYLAWS TO ALLOW CERTAIN STOCKHOLDERS TO
                    CALL SPECIAL MEETINGS OF THE STOCKHOLDERS
                    -----------------------------------------

                             (Item 5. on Proxy Card)


      Section 1.2 of the bylaws of the company, entitled "Special Meetings, "currently provides as follows:

      Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as expressly provided in a resolution of the Board of Directors, include the power to call such meetings, but such special meetings may not be called by any other person or persons, except as may otherwise be specifically provided in the Certificate of Incorporation.

      Mr. Sweet is proposing, in accordance with Section 7.6 of the bylaws, that
Section 1.2 be amended to read as follows:

      Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as expressly provided in a resolution of the Board of Directors, include the power to call such 3 meetings.

      Notwithstanding anything to the contrary contained in these By-Laws, a special meeting of the stockholders may also be called at any time by stockholders of not less than 10% of the outstanding common stock of the corporation. The stockholders calling such a meeting may also fix the date, time and place of the meeting, which may be held within or without the State of Delaware, and shall have all the power to change the date, time and place of the meeting, or to adjourn such meeting, that the Board of Directors or any committee thereof would have in respect of a special meeting called by the Board of Directors or such committee, and agent designations executed by stockholders in connection with calling such meeting may delegate such power to the agents designated to call such meeting. Such stockholders shall call such special meeting and, if they have elected to do so shall fix the date, time and/or place of the meeting by means of a written notice to the Secretary of the Company.

      The current bylaws of Spectranetics limit the power to call special meetings of the stockholders to the Board of Directors or committees of the Board. Mr. Sweet believes the inability of even a significant stockholder or group of stockholders to call a special meeting of the stockholders unfairly restricts the ability of the stockholders to participate in the governance of their company. In order to provide the stockholders with a more meaningful ability to influence the governance of Spectranetics, Mr. Sweet believes that a key stockholder of the company, or a significant block of stockholders, should have the ability to call special meetings in order to enable them to initiate action on such matters as amending the bylaws, removing directors for cause, and introducing advisory resolutions. Mr. Sweet also believes that bylaw provisions permitting stockholder meetings to be called by holders of a minimum number of shares are common for public companies.

      Mr. Sweet and his soliciting group do not currently intend to call a special meeting of the stockholders, and are not aware of any other stockholders who intend to do so. However, should the Board take any actions that Mr. Sweet deems to be opposed to the best interests of the stockholders, he may seek to call a special meeting to allow the stockholders to take appropriate action.


MR. SWEET ENCOURAGES ALL STOCKHOLDERS TO VOTE "FOR" ADOPTION OF THE AMENDMENT TO THE BYLAWS DESCRIBED IN THIS PROPOSAL.

               PROPOSAL TO REPEAL CERTAIN AMENDMENTS TO THE BYLAWS
                        ADOPTED BY THE BOARD OF DIRECTORS
                        ---------------------------------

                             (Item 6. on Proxy Card)


      Section 7.6 of the bylaws of the company, entitled "Amendment of Bylaws," currently provides as follows:

      These Bylaws may be altered or repealed, and new bylaws made, by the Board of Directors, but the stockholders may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise.

      Mr. Sweet is proposing, in accordance with such Section 7.6, that the following resolution be adopted:

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

      RESOLVED, any amendment of, alteration of, addition to, or repeal of these Bylaws or any particular Bylaw that was adopted by the Board of Directors at any time on or after April 26, 2002 but before the 2002 Annual Meeting of Stockholders of the corporation shall be ineffective and void.


      The purpose of this proposal is to prevent the Board of Directors from repealing or otherwise changing the bylaws that are currently in effect. Mr. Sweet is not aware of any changes to the bylaws adopted by the Board of Directors since April 26, and is not aware of any specific bylaws that the Board is considering or intends to adopt. However, he has relied on the bylaws of the company in undertaking this solicitation, and wants to ensure that the Board does not attempt to invalidate his nominations or the voting of his proxies by repealing or enacting bylaws with the effect of adversely impacting his ability to propose his slate, vote his proxies in favor of the slate, and have his nominees elected to the Board and installed as Directors.

MR. SWEET ENCOURAGES ALL STOCKHOLDERS TO VOTE "FOR" ADOPTION OF THE RESOLUTION REPEALING CERTAIN AMENDMENTS TO THE BYLAWS DESCRIBED IN THIS PROPOSAL.

             PROPOSAL TO AMEND THE BYLAWS TO PROVIDE THAT BYLAWS MAY
                   ONLY BE AMENDED BY THE STOCKHOLDERS OR BY A
                THREE-FOURTHS MAJORITY OF THE BOARD OF DIRECTORS
                ------------------------------------------------

                             (Item 7. on Proxy Card)


      Section 7.6 of the bylaws of the company, entitled "Amendment of Bylaws," currently provides as follows:

      These Bylaws may be altered or repealed, and new bylaws made, by the Board of Directors, but the stockholders may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise.

      Mr. Sweet is proposing, in accordance with such Section 7.6, that an additional paragraph be appended to Section 7.6, providing as follows:

      Notwithstanding anything in these Bylaws to the contrary, until the 2003 Annual Meeting of Stockholders, no provision of these Bylaws may be altered or repealed or new bylaws made by the Board of Directors unless such change in the Bylaws is first approved by a three-fourths majority of the members of the Board of Directors voting on such matter.

      The purpose of this proposal is to prevent a simple majority of the Board of Directors from repealing or otherwise changing the bylaws that are currently in effect and as proposed to be changed by Proposal 3. Mr. Sweet has relied on the bylaws of the company in undertaking this solicitation, and wants to ensure that the Board does not attempt to invalidate his nominations or the voting of his proxies by repealing the bylaws or enacting bylaws that would adversely impact Mr. Sweet's ability to propose his slate, vote his proxies in favor of the slate, and have his nominees elected to the Board and installed as Directors.

      Mr. Sweet also wants to ensure that should the stockholders adopt the amendments to the bylaws described in Proposal 3, above, a simple majority of the Board does not have the power to unilaterally repeal the amended bylaws or to otherwise invalidate the amendments described in Proposal 3. Accordingly, he believes that it is important that while current Board members make up a majority of the Board, and through the 2003 Annual Meeting of Stockholders, when additional Board members can be nominated and elected, that the stockholders retain control over the important matters decided by the bylaws.

      Mr. Sweet does not currently intend to solicit proxies relating to the 2003 Annual Meeting of Stockholders. However, should the Board continue to take actions that Mr. Sweet deems to be opposed to the best interests of the stockholders, he may seek to nominate additional candidates for election as Directors in 2003 or to propose additional action on the part of the stockholders, and if he chose to do so he would solicit proxies to allow him to vote shares of the company's common stock in favor of his proposed actions.

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002


MR. SWEET ENCOURAGES ALL STOCKHOLDERS TO VOTE "FOR" ADOPTION OF THE AMENDMENT TO THE BYLAWS DESCRIBED IN THIS PROPOSAL.



                                  VOTE REQUIRED

      Each share of common stock is entitled to one vote. The vote of a majority of the shares of common stock represented in person or by proxy and entitled to vote is required for approval of matters to be presented at the Annual Meeting, except for the election of Directors, which requires a vote of a plurality of the shares of common stock voted. Accordingly, the two nominees receiving the greatest number of votes cast at the Annual Meeting will be elected as Directors, and shares not voted will have no effect on the election of Directors. The presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the Annual Meeting shall constitute a quorum. Abstentions and broker non-votes will be treated as present for purposes of determining the presence of a quorum.

                              STOCKHOLDER PROPOSALS

      According to the Board's proxy statement, any proposal of a stockholder intended to be presented at the 2003 Annual Meeting of Stockholders must be received by Spectranetics by December 29, 2002 in order for the proposals to be considered for inclusion in Spectranetics' notice of meeting, proxy statement and proxy relating to the 2003 Annual Meeting.

                             ADDITIONAL INFORMATION

      Reference is made to the Board's proxy statement for information concerning Spectranetics' management, Board of Directors and committees thereof, and the independent public accountants.

      The information concerning Spectranetics contained in this Proxy Statement has been taken from or is based upon publicly available information. Although Mr. Sweet does not have any information that would indicate that any information contained in this Proxy Statement concerning Spectranetics is inaccurate or incomplete, Mr. Sweet does not take any responsibility for the accuracy or completeness of such information.

      Questions, or requests for additional copies of this Proxy Statement, should be directed to:

                                 STEVEN W. SWEET
                              4512 W. 125TH STREET
                                LEAWOOD, KS 66209
                          e-mail: ssweet@sweetproxy.com
                            Telephone: (913) 383-2286
                            Facsimile: (913) 383-2570

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

                                     ANNEX A

          TRANSACTIONS IN SPECTRANETICS COMMON STOCK IN PAST TWO YEARS

                         Transactions by Steven W. Sweet
                         -------------------------------

      Date of
    Transaction                  Transaction                       # Shares
    -----------                  -----------                       --------

        6/23/00                     Purchase                        20,000
        9/13/00                     Purchase                        15,000
        9/28/00                     Purchase                         2,500
        9/29/00                     Purchase                        12,500
       10/23/00                      Sale                           50,000
       11/27/00                     Purchase                        28,400
       11/28/00                     Purchase                         6,200
       11/29/00                     Purchase                        15,400
        6/14/01                     Purchase                        50,000
        10/4/01                     Purchase                         9,000
        10/5/01                     Purchase                         5,895
        10/8/01                     Purchase                         1,400
       10/12/01                     Purchase                        41,000
       11/13/01                     Purchase                         2,500
       11/14/01                     Purchase                           100
         3/4/02                     Purchase                        15,105
        4/15/02                     Purchase                         1,000


                               Transactions In
                               ---------------
                       Helen D. Sweet 1993 Living Trust
                       --------------------------------

      Date of
    Transaction                  Transaction                       # Shares
    -----------                  -----------                       --------
        8/28/01                    Purchase                          5,000
        8/29/01                    Purchase                          4,000
         3/1/02                    Purchase                          1,000

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

                                 Transactions by
                                 ---------------
                           Lawrence R. and Margaret M.
                           ---------------------------
                                    Mckinley
                                    --------

      Date of
    Transaction                  Transaction                        # Shares
    -----------                  -----------                        --------

        1/7/99                     Purchase                           5,000
        1/8/99                     Purchase                           5,000
       1/11/99                     Purchase                           5,000
       2/25/99                     Purchase                           3,000
       2/26/99                     Purchase                           2,000
       3/10/99                     Purchase                           3,000
       3/12/99                     Purchase                           5,000
       3/16/99                     Purchase                           2,000
        4/5/99                     Purchase                           5,000
        4/7/99                     Purchase                           5,000
        8/8/99                     Purchase                           4,500
       8/31/99                     Purchase                          10,000
       9/08/99                     Purchase                           5,500
       9/15/99                     Purchase                          10,000
       9/28/99                     Purchase                           4,000
       10/4/99                     Purchase                           5,000
      10/14/99                     Purchase                           6,000
      11/10/99                     Purchase                           4,500
        4/4/00                     Purchase                             500
       5/30/00                       Sale                            10,000
       5/31/00                       Sale                            12,000
        6/9/00                     Purchase                           2,000
       7/27/00                       Sale                             3,000
       7/28/00                       Sale                            10,000
        8/2/00                       Sale                             6,500
        8/3/00                       Sale                             3,000
       10/9/00                       Sale                            10,000
      11/27/00                     Purchase                           2,500
      12/02/00                     Purchase                           5,000
      12/19/00                     Purchase                           2,000
      12/21/00                     Purchase                           5,000
      12/22/00                     Purchase                           5,000
        1/9/01                     Purchase                           3,000
       2/13/01                     Purchase                           4,500
       3/21/01                       Sale                             1,000
        4/3/01                       Sale                             1,500
       5/15/01                     Purchase                             700
       5/16/01                     Purchase                             300
       8/15/01                       Sale                             3,000
       8/28/01                       Sale                             2,000
      10/10/01                       Sale                             1,000
      10/25/01                       Sale                             1,000

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

                                 Transactions by
                                 ---------------
                            Lawrence R. Mckinley Ira
                            ------------------------

      Date of
    Transaction                  Transaction                        # Shares
    -----------                  -----------                        --------

        7/9/98                     Purchase                          9,650
        2/9/99                     Purchase                          5,000
       2/19/99                     Purchase                          5,000
        3/2/99                     Purchase                          3,000
        3/5/99                     Purchase                          2,000
       6/15/99                     Purchase                            350
        4/6/00                     Purchase                          5,000
       4/17/00                     Purchase                          5,000
       4/20/00                     Purchase                          2,000
       5/15/00                     Purchase                            100
       5/30/00                     Purchase                         10,000
       5/31/00                     Purchase                         12,000
        6/2/00                     Purchase                           7400
       7/27/00                     Purchase                          3,000
       7/28/00                     Purchase                         10,000
        8/3/00                     Purchase                          3,000
      12/01/00                     Purchase                          2,500
       12/8/00                     Purchase                            400
      12/11/00                     Purchase                          1,000
       2/12/02                     Purchase                          1,600

                            Transactions on Behalf of
                            -------------------------
                                Megan M. Mckinley
                                -----------------

      Date of
    Transaction                  Transaction                        # Shares
    -----------                  -----------                        --------

       3/22/00                     Purchase                            240
       11/1/01                     Purchase                            200


                                 Transactions By
                                 ---------------
                                Joseph A. Largey
                                ----------------

      Date of
    Transaction                  Transaction                        # Shares
    -----------                  -----------                        --------

      May 2000                     Purchase                          2,000
     July 2000                     Purchase                            100
     July 2000                     Purchase                            900
     July 2000                     Purchase                          1,500
     July 2000                     Purchase                          2,000
 December 2000                     Purchase                         10,000
  October 2001                     Purchase                          3,000

* In January 2001, Mr. Largey gifted 10,000 shares of common stock to his son Joseph A. Largey Jr., and in December 2001 he gifted 1,500 shares to his son Jason T. Largey. Records of Mr. Largey's stock transactions are in the control of the company, and thus he does not have access to the exact dates of his purchases and sales of the company's stock.

Preliminary Copy:  Subject to Completion
Material dated May 20, 2002

                                 Transactions by
                                 ---------------
                                  Paul C. Samek
                                  -------------

      Date of
    Transaction                  Transaction                        # Shares
    -----------                  -----------                        --------

      11/1/01                     Purchase                           15,000


                                 Transactions by
                                 ---------------
                                 Sharon L. Sweet
                                 ---------------

      Date of
    Transaction                  Transaction                        # Shares
    -----------                  -----------                        --------

     11/30/00                     Purchase1                          10,000
      6/29/01                     Purchase                            3,038
      1/23/02                     Purchase                            1,977

(1) - This transaction was undertaken by Sharon L. Sweet and Bruce B. Donnelly Ten/Com.

           PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS - JUNE 4, 2002
                   THIS PROXY IS SOLICITED BY STEVEN W. SWEET

      This proxy is furnished in connection with the solicitation by Steven W. Sweet of proxies for use at the 2002 Annual Meeting of Stockholders of The Spectranetics Corporation. The undersigned stockholder of The Spectranetics Corporation, a Delaware corporation (the "Company"), hereby constitutes and appoints Steven W. Sweet and John W. (Jack) Allgood, and each of them, as his attorney-in-fact and proxy (with full power of substitution), and authorizes each of them to represent the undersigned at the Annual Meeting of Stockholders of the Company, which is currently scheduled to be held at 9:00 A.M. (MDT) on June 4, 2002, at the Sheraton Colorado Springs Hotel, 2886 South Circle Drive, Colorado Springs, Colorado, and at any adjournment thereof, and to vote the common stock of the Company held by the undersigned as designated below on proposals 1, 2, 3, 4, 5, 6, and 7, and in their discretion on all other matters coming before the meeting.

      This proxy when properly executed will be voted in the manner directed by the stockholder, but if no direction is made, this proxy will be voted FOR both candidates on proposal 1, and FOR proposals 2, 3, 4, 5, 6, and 7. Properly executed proxies will be voted in the discretion of the proxy holder with regard to any other matter that properly comes before the meeting.

  1.  ELECTION OF DIRECTORS:

      John W. (Jack) Allgood          FOR      [ ]              WITHHOLD [ ]

      Jack A. Newman, Jr.             FOR      [ ]              WITHHOLD [ ]


  2.  APPOINTMENT OF AUDITORS

      To ratify the appointment of KPMG LLP as independent auditors for the fiscal year ending December 31, 2002.

            FOR   [ ]               AGAINST  [ ]                ABSTAIN  [ ]

  3.  AMENDMENT OF 1997 EQUITY PARTICIPATION PLAN

      To amend the 1997 Equity Participation Plan to provide that the maximum number of shares which may be subject to awards granted to any individual in any calendar year will not exceed 1,500,000 shares.

            FOR   [ ]               AGAINST  [ ]                ABSTAIN  [ ]

  4.  ADVISORY RECOMMENDATION TO REHIRE JOSEPH LARGEY AND PAUL SAMEK

      To approve an advisory recommendation to remove Mr. Geisenheimer as Chief Executive Officer and rehire Joseph Largey as Chief Executive Officer and Paul Samek as Chief Financial Officer of the Company.

            FOR   [ ]               AGAINST  [ ]                ABSTAIN  [ ]

  5.  BYLAW AMENDMENT ALLOWING CERTAIN STOCKHOLDERS TO CALL SPECIAL MEETINGS

      To adopt an amendment to the Company's bylaws providing that special meetings of the stockholders may be called by any person or group that is the owner of at least 10 percent of the Company's common stock.

            FOR   [ ]               AGAINST  [ ]                ABSTAIN  [ ]

  6.  ADOPTION OF A RESOLUTION PROVIDING THAT CERTAIN BYLAW AMENDMENTS BE
      REPEALED

      To adopt a resolution providing for the repeal of any amendments to the company's bylaws adopted by the Board of Directors on or after April 26, 2002 and at or before the Company's 2002 Annual Meeting of Stockholders.

            FOR   [ ]               AGAINST  [ ]                ABSTAIN  [ ]

  7.  BYLAW AMENDMENT REQUIRING THREE-FOURTHS MAJORITY OF BOARD TO AMEND BYLAWS

      To adopt an amendment to the Company's bylaws providing that until the 2003 annual meeting any amendments to the bylaws must be approved by the stockholders or a three-fourths majority of the Board of Directors.

            FOR   [ ]               AGAINST  [ ]                ABSTAIN  [ ]


PLEASE MARK, SIGN, DATE, AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, trustee or other representative capacity, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer.

The signer hereby revokes all proxies heretofore given to vote at said meeting or any adjournment thereof.


                               ----------------------------------------
                                        Signature of Stockholder

                               ----------------------------------------
                                        Signature of Stockholder

                               Dated:   ________________________  2002